SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

New Leases

Highway Holdings Limited’s (the “Company”) principal manufacturing facilities currently consist of approximately 24,400 square meters of factory space and dormitories located in Shenzhen, China.  The Shenzhen facilities are leased pursuant to a lease that expires on February 28, 2020. The Company entered into a new three-year lease for a portion of the existing Shenzhen facilities.  Under the new lease, which becomes effective on March 1, 2020 and continues until February 28, 2023, the Company will lease approximately 15,200 square meters of space.  Because the Company has relocated most of its labor intensive manufacturing and assembly operations to its facility in Yangon, Myanmar, the Company will no longer need the same amount of space in Shenzhen as it currently leases. Under the new lease, the Company will pay approximately $65,000 per month for rent (at the current RMB to U.S. dollar exchange rate), which rent will increase by 5% per year in the second and third year of the lease.

The Company leases its executive and administrative offices, located at Suite 1801, and Suites 1823-1823A, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong, under two leases that expire in March 2020. The Company has entered into two new, three-year leases that expire in March 2023 for these offices. The new leases have substantially the same terms as the current leases (the aggregate monthly rental cost of these offices will remain at approximately $11,000 per month, based on the exchange rate in affect as of the date of this report).

Earnings Press Release

On February 18, 2020, the Company issued the attached press release announcing the results for its fiscal third quarter and nine months ended December 31, 2019.

Exhibits

99.1	Press release issued on February 18, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 18, 2020	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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